SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER (212) 455-3066	E-MAIL ADDRESS jmercado@stblaw.com

BY E-MAIL	December 17, 2015

Re:	Cementos Pacasmayo SAA
Form 20-F
Filed on April 30, 2015
File No. 001-35401

Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Dear Mr. O’Brien:

On behalf of Cementos Pacasmayo S.A.A. (the “Company”), we are writing to respond to questions raised in the comment letter dated December 4, 2015 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced Annual Report on Form 20-F of the Company (the “Annual Report”) originally submitted on April 30, 2015, pursuant to the Securities Act of 1934, as amended.

We are providing the following responses to the comments contained in the Comment Letter. For convenience of reference, we have reproduced below in bold the text of the comments from the Comment Letter. The responses and information were provided to us by the Company.

Form 20-F for the fiscal year ended December 31, 2014

Attestation Report of the Independent Registered Public Accounting Firm, page 112

Report of the Independent Registered Public Accounting Firm, page F-1

1) Please amend your filing to include updated attestation reports by your independent public accounting firm to also include the manual or printed signature of the independent public accounting firm’s name within the body of the filed reports. See PCAOB auditing standard AS 3101.08.

In response to the Staff’s comment, the Company has prepared an amendment to the Annual Report to respond to this comment. Please see the amended pages 112 and F-1 of our 20-F/A filed concurrently herewith.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SãO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT LLP

Terence O’Brien	- 2 -	December 17, 2015

Item 16F. Change in Registrant’s Certifying Accountant, page 115

2) We note that your independent registered public accounting firm for the fiscal year ended December 31, 2014 appears to be the successor to your previous certifying independent registered public accounting firm. Given that there appears to be a change in the legal entity of the audit firm, please include the disclosure requirements for Item 16F. Change in Registrant’s Certifying Accountant for the Form 20-F in your amended filing.

In response to the Staff’s comment, the Company respectfully advises that in August 2014 our independent registered public accounting firm has changed its legal name while otherwise remaining the same legal entity that it was before the name change. Our independent registered public accounting firm has reported to the PCAOB this change in name of firm through the special report Form 3 according to PCAOB regulations.

We further hereby confirm and acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

Very truly yours,

By: /s/ Jaime Mercado

cc:	Ameen Hamady, Staff Accountant
Al Pavot
Manuel Ferreyros Pena

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (together the “Group”) as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company´s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Report of the Independent Registered Public Accounting Firm (continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cementos Pacasmayo S.A.A. and subsidiaries´s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 30, 2015 expressed an unqualified opinion thereon.

Lima, Peru,

April 30, 2015

Paredes, Zaldívar, Burga y Asociados

Signed by:

/S/ Carlos Valdivia
Carlos Valdivia
C.P.C.C. Register No.27255